FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(h) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Risinger, James A.			2. Issuer Name and Tickler or Trading Symbol Old National Bancorp ONB								6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
											X	Director		10% Owner
											X	Officer (give title below)		Other (specify below)
											Chairman President Chief Executive Officer
(Last) (First) (Middle) 411 Sandalwood Dr			3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)					4. Statement for Month/Day/Year March 17, 2003			7. Individual or Joint/Group Filing (Check Applicable Line)
								5. If Amendment, Date of Original (Month//Day/Year)			X		Form filed by One Reporting Person
(Street) Evansville, IN 47715											Form filed by More than One Reporting Person
(City) (State) (Zip)			Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)			2. Transaction Date (Month/ Day/Year)		2A. Deemed Execution Date, if any (Month/Day/ Year)		3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)		6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
							Code	V	Amount	(A) or (D)	Price
Common stock			03/17/2003				J	V	227.395	A	N/A	26,229.978	D

Common stock												22,100.257	I1
Common stock												685.000	D2
Common stock												525.000	D3

J 1Q2003 Full Reinvestment Cash Dividend

D James A Risinger
I1 ONB Emp Savings and Profit Sharing Plan
D2 James A Risinger broker held
D3 James A Risinger broker held
FORM 4 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con- version or Exercise Price of Deriv-ative Security	3. Trans- action Date (Month/ Date/ Year)	3A. Deemed Execution Date, if any (Month/ Date/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option Right to Buy	$23.9365	6/27/01		A	V	175,848		(1)	6/27/2011	common stock	175,848	N/A	175,848	Direct (D)

Employee Stock Option Right to Buy	$23.9365	6/27/01		A	V	48,335		(2)	6/27/2011	common stock	48,335	N/A	48,335	Direct (D)

Employee Stock Option Right to Buy	$22.6952	1/22/02		A	V	208,950		(3)	1/22/2012	common stock	208,950	N/A	208,950	Direct (D)

Employee Stock Option Right to Buy	$22.8000	1/31/03		A	V	113,844		(4)	1/31/2013	common stock	113,844	N/A	113,844	Direct (D)

Explanation of Responses:

(1) The Option vests in 4 equal annual installments beginning on February 1, 2002.* (*) Subject to Accelerated Vesting in Certain Circumstances.

(2) The Option is Immediately Exercisable.

(3) The Option vests in 4 equal annual installments beginning on January 22, 2003.*(*) Subject to Accelerated Vesting in Certain Circumstances.
(4) The Option vests in 4 equal annual installments beginning on January 31, 2004.*(*) Subject to Accelerated Vesting in Certain Circumstances.

	**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Last Update: 09/05/2002